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                                                                 Exhibit (d)(8)

                               FRESNO CORPORATION
                             8005 S.W. Boeckman Road
                         Wilsonville, Oregon 97070-7777


                                February 4, 2002



BY REGISTERED MAIL, RETURN
RECEIPT REQUESTED

Ramon A. Nunez
President and Chief Executive Officer
IKOS Systems, Inc.
79 Great Oaks Blvd.
San Jose, California  95119

                  Re:      Request for Special Meeting of Stockholders

Dear Ramon:

                  The undersigned designated agent (the "Designated Agent") hereby calls for a special meeting (the "Special Meeting") of the stockholders of IKOS Systems, Inc. (the "Company" or "IKOS"). In calling for the Special Meeting, the undersigned has acted as the Designated Agent of record holders (as of February 4, 2002) of more than 10% of the shares (including the shares owned by Fresno Corporation ("Fresno")) entitled to vote at the Special Meeting of the IKOS stockholders.

                  Pursuant to Section 2 of Article I of the IKOS bylaws (the "Bylaws") and Section D of Article Fifth of the IKOS certificate of incorporation (the "Certificate of Incorporation"), the holders of not less than ten percent (10%) of all of the shares entitled to cast votes at a special meeting may call for a special meeting of stockholders upon written request to the President or Chief Executive Officer of the Company by registered mail.

                  The Designated Agent requests that the IKOS board of directors determine the date, time and place of, set a record date for, and give notice of, the Special Meeting of the Company's stockholders which must be held 120 days or, in any event, no later than 130 days after the receipt of this request pursuant to and in accordance with Section 2 of Article I of the Bylaws and Section D of Article Fifth of the Certificate of Incorporation. Copies of the agent designations appointing the undersigned as the Designated Agent empowered to take all action necessary to call for the Special Meeting for the purposes set forth herein, and to exercise any and all other rights of the stockholders incidental to calling for the Special Meeting, are attached hereto as Exhibit A.
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                  The purposes of the Special Meeting are to allow the IKOS
stockholders to consider proposals by Fresno to (1) remove all of the six members of the Company's current board of directors; (2) elect six new directors to be nominated by Fresno to fill the vacancies on the Company's board of directors resulting from the removal of the incumbent directors; and (3) repeal any provisions of the Bylaws adopted by the Company's board of directors subsequent to the last public filing of the Bylaws. Subject to and in accordance with their fiduciary duties following their election to the Company's board of directors, Fresno anticipates that its director nominees will support Fresno's offer to acquire all outstanding shares of IKOS stock.

                  Please acknowledge receipt of this letter by providing the information requested below and return the receipt acknowledgement to the undersigned at the address set forth above. In addition, please advise the undersigned immediately of all actions taken by IKOS or the Company's board of directors in response to the call for the Special Meeting pursuant to this letter.

                                  Very truly yours,

                                  /s/  Gregory K. Hinckley

                                  Name:  Gregory K. Hinckley
                                  Title: Designated Agent



Receipt Acknowledged:



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IKOS Systems, Inc.
By:
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